 Terms supplement to the prospectus dated May 5, 2018, the prospectusdated May 5, 2018 and the underlying supplement dated May 5, 2018  North America Structured Investments  7yr S&P Economic Cycle Factor Rotator PPN  Overview  The S&P Economic Cycle Factor Rotator Index (the “Index”) is a rules-based index that seeks to rotate its exposureamong one of four distinct strategies (each, a “Sub-Index”) based on the current U.S. business cycle indicated bythe Chicago Fed National Activity Index (CFNAI). The CFNAI is a weighted average of 85 monthly indicators of  national economic activity that provides a single, summary measure of a common factor in these national economicdata. Historical movements in the CFNAI have tended in the past to track periods of economic expansion and  contraction, as well as periods of increasing and decreasing inflationary pressure. Each Sub-Index is a rules-based  index that seeks to maintain a target volatility of 6% by dynamically allocating between the relevant U.S. excessreturn style index that it references (each, an “Underlying Equity Index”) and the S&P 5-Year U.S. Treasury Note  Futures Excess Return Index (the “Underlying Treasury Index”). Each Sub-Index deducts a notional borrowing costbased on calculated based on a composite LIBOR rate.  Summary of Terms  Issuer: JPMorgan Chase Financial Company LLC.  Registration Statement  Nos. 333-222672 and 333-222672-01 Dated May 6, 2018  Rule 424(b)(3)  Hypothetical Returns on the Notes at Maturity**  CD Payoff at Maturity Index Performance  $1,550  $1,450  $1,350  $1,250  $1,150  $1,050  $950  $850  $750  -25% -15% -5% 5% 15% 25%  Index Return  Hypothetical  Guarantor: JPMorgan Chase & Co.Minimum Denomination: $1,000  Index: S&P Economic Cycle Factor Rotator Index  Index Ticker: SPECFR6P  Participation Rate: [330.00%-345.00%]*  Maximum Return: n/a  Index Return: (Final Value - Initial Value) / Initial Value  Pricing Date: May 29, 2018  Observation Date: May 27, 2025  Maturity Date: May 30, 2025  CUSIP: 48129MQS8  Preliminary Term Sheet: http://sp.jpmorgan.com/document/cusip/48129MQS8/doctype/Product_Termsheet/document.pdfFor more information about the Annual Percentage Yield (“APY”) or the estimated value of the Notes, which will belower than the price you paid for the Notes, please see the hyperlink above.  Hypothetical Index Hypothetical Note  Return Return  80.00% 264.00%  50.00% 165.00%  30.00% 99.00%  20.00% 66.00%  10.00% 33.00%  5.00% 16.50%  0.00% 0.00%  -5.00% 0.00%  -10.00% 0.00%  -20.00% 0.00%  -30.00% 0.00%  -50.00% 0.00%  Payment at Maturity (per $1,000 Note)  $3,640.00  $2,650.00  $1,990.00  $1,660.00  $1,330.00  $1,165.00  $1,000.00  $1,000.00  $1,000.00  $1,000.00  $1,000.00  $1,000.00  Return Profile  If the Final Value of the Index is greater than its Initial Value, you will receive a cash payment that provides you with  a return per $1,000 Note equal to the Index Return multiplied by the Participation Rate. If held to maturity you will  receive a full repayment of principal on the Notes, even if the Index declines,.  Investing in the notes linked the Index involves a number of risks. See “Selected Risks” on page 2 of this document, “Risk Factors” in therelevant product supplement and the underlying supplement and “Selected Risk Considerations” in the relevant pricing supplement.  Neither the securities and exchange commission nor any state securities commission has approved or disapproved of the notes or passed uponthe accuracy or the adequacy of this document or the accompanying product supplement, underlying supplement,  prospectus supplement or prospectus. Any representation to the contract is a criminal offense. The notes are not bank deposits, are not insuredby the Federal Deposit Insurance Corporation or any other government agency and are not obligations of, or guaranteed by, a b ank.  -80.00% 0.00% $1,000.00  * To be determined on the Pricing Date, but not less than 330% orgreater than 345%.  ** Reflects a Participation Rate of 330% for illustrative purposes. Thehypothetical returns and hypothetical payments on the Notes shownabove apply only at maturity. These hypotheticals do not reflect fees orexpenses that would be associated with any sale in the secondary  market. If these fees and expenses were included, the hypotheticalreturns and hypothetical payments shown above would likely be lower.  J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments

7yrNC1yr S&P Economic Cycle Factor Rotator Callable PPN

J.P.Morgan

Selected Benefits

- The Notes offer full repayment of principal at maturity.
- Potential early exit with appreciation as a result of automatic call feature
- Investment in the Notes is not subject to a maximum return or averaging in the return calculation.
- The Index allocates exposure among on of four Sub-Indices referencing the following Underlying Equity Indices based on the 3-Month Average and 3-Month Change in the CFNAI to determine what cycle the economy is in, according to the table below.
    - Momentum: the S&P Momentum United States LargeMidCap (USD) Excess Return Index, represents a momentum strategy, is designed to measure the performance of securities in the U.S. equity market that exhibit persistence in their relative performance.
    - Value: the S&P 500® Pure Value Excess Return Index represents a value strategy, is designed to track the performance of stocks in the S&P 500® Index that exhibit the strongest value characteristics by reference to (1) book value to price ratio, (2) earnings to price ratio and (3) sales to price ratio.
    - Buyback (Quality): the S&P 500® Buyback FCF Excess Return Index represents a buyback strategy, is designed to measure the performance of the 30 companies in the S&P 500® Buyback Index (other than the JPMorgan Chase & Co., Visa and their past or present affiliated companies) with the highest free cash flow yields.
    - Low Volatility: the S&P 500® Low Volatility High Dividend Excess Return Index represents a low-volatility, high-dividend strategy, is designed to measure the performance of the 50 least-volatile high dividend-yielding companies in the S&P 500® Index.

3 Months Average \ 3 Months Change	Negative	Positive/Flat
Negative	Cycle: Contraction' Strategy: LOW VOL	Cycle: Recovery' Strategy: VALUE
Positive/Flat	Cycle: Slowdown Strategy: BUYBACK (QUALITY)	Cycle: Expansion Strategy: MOMENTUM

Selected Risks

- The notes may not pay more than the principal amount at maturity.
- The Underlying Equity Indices will include the deduction of a notional financing cost calculated based on the relevant LIBOR rates.
- Any payment on the notes is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co
- The Call Value for each Review Date is greater than the Initial Value and increases progressively over the term of the notes.
- If the notes are automatically called, the appreciation potential of the notes is limited to any Call Premium paid on the notes.
- The automatic call may force a potential early exit.
- No interest payments, dividend payments or voting rights.
- Our affiliate, J.P. Morgan Securities LLC ("JPMS"), worked with S&P Dow Jones Indices LLC in developing the guidelines and policies governing the composition and calculation of the Index.
- The Underlying Equity Indices are excess price return indices that include the deduction of a notional financing cost based on the relevant LIBOR rates.
- JPMorgan Chase & Co. is one of the companies that make up the S&P 500® Index and may be included in three Underlying Equity Indices.
- The Index may not be successful or outperform any alternative strategy that might be employed in respect of the Underlying Equity Indices and the Underlying Treasury Index (the "Underlying Indices") and the CFNAI.
- The Index may not approximate its target volatility.
- The Index may be significantly uninvested.
- The Index may be more heavily influenced by the performance of the relevant Underlying Equity Index than the performance of the Underlying Treasury Index in general over time.
- A significant portion of the Index's exposure may be allocated to the Underlying Treasury Index.
- Changes in the value of the relevant Underlying Indices may offset each other or may become correlated in decline.
- The investment strategy used to construct the Index involves daily adjustments to its notional exposure to the Underlying Indices.
- There is no assurance that the strategies employed by the Underlying Equity Indices will be successful
- The Underlying Equity Indices are subject to concentration risk.
- The Underlying Treasury Index is subject to significant risks associated with futures contracts.
- Uncertainty about the future of LIBOR may affect LIBOR rates.
- The Index, which was established on August 16, 2016, and some of the Underlying Equity Indices, which were established recently, have limited operating histories and may perform in unanticipated ways.
- The Underlying Treasury Index is an "excess return" index and not a "total return" index because it does not reflect interest that could be earned on funds notionally committed to the trading of futures contracts.
- The estimated value of the notes will be lower than the original issue price (price to public) of the notes.
- The estimated value of the notes is determined by reference to an internal funding rate.
- The estimated value of the notes does not represent future values and may differ from others' estimates.
- The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period.
- Lack of liquidity: JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline.
- The tax consequences of the notes may be uncertain. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes.

Disclaimer

The information contained in this document is for discussion purposes only. Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. These terms are subject to change, and J.P. Morgan undertakes no duty to update this information. This document shall be amended, superseded and replaced in its entirety by a subsequent term sheet and/or disclosure supplement, and the documents referred to therein. In the event any inconsistency between the information presented herein and any such term sheet and/or disclosure supplement, such term sheet and/or disclosure supplement shall govern.

Past performance, and especially hypothetical back-tested performance, is not indicative of future results. Actual performance may vary significantly from past performance or any hypothetical back-tested performance. This type of information has inherent limitations and you should carefully consider these limitations before placing reliance on such information.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.
This material is not a product of J.P. Morgan Research Departments.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com